TSX, NYSE-MKT Symbol: NCQ	News Release

Market Activity

August 22, 2012 - Vancouver, British Columbia - NovaCopper Inc. (TSX, NYSE-MKT: NCQ) ("NovaCopper” or "the Company”) has observed unusual market activity in the Company’s stock today. In view of this, the Exchanges have contacted the Company in accordance with their usual practice. The Company is not aware of any reason for this unusual market activity.

About NovaCopper

NovaCopper is a base metals exploration company focused on exploring and developing the Ambler mining district. It is one of the richest and most-prospective known copper districts located in one of the safest geopolitical jurisdictions in the world. The Company is focused on continuing to identify high-grade mineralization with additional exploration planned in 2012. Using four drill rigs the Company expects to complete between 15,000 meters to 18,000 meters of diamond core drilling this year. NovaCopper has formed an alliance with NANA, an Alaskan Native Corporation and both companies are committed to developing the Ambler mining district in cooperation with the local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

More information on the Company, its properties and its management team is available on the Company’s website at www.novacopper.com.

NovaCopper Contacts:

Rick Van Nieuwenhuyse
President and Chief Executive Officer

Elaine Sanders
Vice President and Chief Financial Officer

604-638-8088 or 1-855-638-8088

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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating the future operating or financial performance of NovaCopper, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, "intends”, "estimates”, "potential”, "possible”, and similar expressions, or statements that events, conditions, or results "will”, "may”, "could”, or "should” occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; completion of transactions; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaCopper's expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risk and uncertainties disclosed in NovaGold Resources Inc.’s Management Proxy Circular dated February 27, 2012 for the special meeting of securityholders held to consider the spin-out of NovaCopper Inc. filed with the Canadian securities regulatory authorities, and NovaCopper's registration statement on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaCopper reports and documents filed with applicable securities regulatory authorities from time to time. NovaCopper's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaCopper assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.